CUSAC	Vancouver, B.C. V6C 1V5
gold mines ltd.	911 – 470 Granville St.

Cusac Outlines Strong Drill Targets at Taurus II

For Immediate Release.  Vancouver, BC, June 21, 2005. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports that several encouraging new targets with bulk tonnage, disseminated gold potential have been outlined during Phase I of its Taurus II initiative at the Company’s 100% owned Table Mountain Gold Property near Cassiar BC.  The top priority target is a large zone of alteration and quartz veining where past trenching returned widespread gold values ranging up to 181 grams per ton in quartz and altered wall rock.

Phase I involved a detailed compilation, digitization and interpretation of the Company’s large Taurus area data base created over 3 decades through work by various companies working in the Cassiar Gold Camp.  The Company recently announced a flowthrough financing of up to $520,000 to fund the second phase of a planned three phase, $1.37 million program of exploration on Taurus II.*

The top priority target, named the Backyard System, a 500 by 150 meter area located 3.7km south east of the Taurus Project, was the site of an extensive trenching, mapping and sampling program carried out by Total Energold in 1987-88.  The focus of Energold’s program was to outline high-grade vein gold ore to supply the nearby 300TPD mill now owned by Cusac.  Following up on widespread gold anomalies in soil, a trenching program outlined broad zones of gold bearing quartz veining and alteration grading up to 181 grams per tonne gold in chip samples, The anomalous grade of many of the samples is considered by the Company to be very encouraging. The gold mineralization is evident in the abundant narrow quartz veins in the trenches, as well as in alteration zones surrounding the veins.  Total Energold closed it’s operation at Table Mountain in December of 1988and no follow-up work was subsequently completed on this system.  A series of drill holes are planned in the Backyard System to determine the potential of the zone.

The second priority target, called the Somerville System, a 500 by 100 meter area located approximately 200 meters from the Backyard System to the west, was also the site of extensive trenching by Energold that outlined abundant quartz veining and alteration zones with samples ranging between up to 190 grams per tonne gold.  As with the nearby Backyard System, the mineralization outlined to date in the Somerville System was not amenable to small-scale high-grade mining, and no apparent attempt was made to evaluate the zone as a potential bulk tonnage gold target.  A series of drill holes are planned to test this zone.

Located approximately 500 meters south east of the Backyard System is the Porcupine East target, the site of a 1982 drill hole that intersected 24 meters of mineralization where over 50% of the section graded between 1 and 9 grams per tonne.  Diamond drilling is planned to test the Porcupine East zone, which is open along strike to the east and west.

The fourth target is the Newcoast, an area where significant historical drilling, trenching, soil geochemical, geophysical and geological mapping have discovered anomalous gold values.  This area requires follow up.  Phase II calls for control grid establishment and infill geochemical sampling to be followed by drilling in Phase III to test key zones.

Remaining priority targets include the Top Notch, NewCoast West, and the Van Argillite Cap.  Phase II will include soil sampling, trenching and diamond drilling to test for large tonnage disseminated gold potential.  The Van Argillite Cap covers a good portion of the favorable stratigraphic package for gold bearing systems in the Cassiar Gold Camp.  A fence of drilling up to is planned in this area.

“The significant number of broad zones that indicate coincident anomalous soil and rock geochemistry as well as favorable gold bearing altered wall rock is highly encouraging,” said Cusac VP of Exploration Lesley Hunt.  “We have been able to use historical work program results to our advantage and it appears as though the data points to a number of excellent targets for bulk tonnage gold potential.”

* Note:  This news release contains historical data compiled prior to the establishment of Canada’s current regulations for mining disclosures under National Policy 43-101. While believed by the Company to be accurate and scientifically valid, investors should not rely on this historic data.

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CUSAC GOLD MINES LTD.

PER:

David H. Brett	For Further Information Call: 1-800-670-6570 (Canada)
President & CEO	Or 1-800-665-5101 (USA)
Email: info@cusac.com
Web: www.cusac.com

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